December 21, 2018

Stefania Zilinskas
General Counsel
Tidal Royalty Corp.
161 Bay St., Suite 4010
Toronto, ON
Canada M5J 2S1

       Re: Tidal Royalty Corp.
           Registration Statement on Form 20-F
           Filed on October 17, 2018
           File No. 000-55992

Dear Ms. Zilinskas:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services